Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On June 3, 2009, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC09-66

TO:	Membership

FROM:	Office of the Chairman

DATE:	June 3, 2009

SUBJECT:	Approval of Exercise Right Litigation Settlement

We are pleased to inform you that the Delaware Chancery Court has approved the settlement of the exercise right litigation.  In approving the proposed settlement, the Court overruled all of the objections to the terms of the settlement and found that the settlement is fair and reasonable.  The decision approving the settlement is posted on CBOE’s website at https://www.cboe.org/legal/default.aspx.

The Court’s decision remains subject to potential appeal to the Delaware Supreme Court.  Any appeals must be filed within thirty days following the entry by the Court of an order of approval and final judgment, which we expect to occur in the near future.  Following the conclusion of the appeal period, we will inform the membership whether any appeals have been filed.

We are extremely gratified to have reached this important milestone on the path to CBOE’s demutualization and plan to move forward with the demutualization process once the Delaware court proceedings are satisfactorily concluded.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.